

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Mr. Kenneth Stead
President
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

> **Re: Kat Gold Holdings Corp.**
> **Amendment Number 1 to Form 8-K**
> **Filed October 27, 2010**
> **Form 10-Q for the Six Months Ended June 30, 2010**
> **Filed August 12, 2010**
> **File No. 000-53450**

Dear Mr. Stead:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment Number 1 to Form 8-K

General

1. We note your response to comment 1 in our letter dated October 6, 2010. We believe, however, that the public statements made by Kat Exploration could constitute an offer of a right to participate in the spin-off of Kat Gold. We further believe that this right should be registered along with the shares to be spun-off. In your response, please tell us why the public statements made by Kat Exploration should not be considered an offer or inducement to participate in the spin-off of Kat Gold.

Description of Business, page 6

The Property, page 7

2. We note that you reference your acquisition of 100% Handcamp, a gold property, throughout the Form 8-K. Please revise throughout to clarify specifically what you acquired. If you have yet to acquire any legal rights, as seems to be stated in your response to comment 25 in our letter dated October 5, 2010, please revise throughout to explain and remove all disclosure that states or implies that you have any legal rights to the property. In addition, explain to us why you included disclosure regarding specific licenses under the heading "Ownership" on page 8.

Phase II, page 13

3. On page 13 you state that funds raised for the execution of work on the Handcamp property could be redirected to other projects. Please revise your disclosure to indicate that you currently have no other projects.

The Business of KATX, page 19

4. Please file the Drilling Contract as an exhibit or confirm that you intend to file it as an exhibit once it has been assigned to you. Also explain why it has not been assigned to you yet.

Sales and Marketing, page 19

5. We note your response to comment 13 in our letter dated October 6, 2010. However, it is still unclear whether your business plan calls for mining properties yourself, selling off explored properties for others to mine or some combination thereof. Please revise your Business Strategy section on page 18, Sales and Marketing section on page 19 and Plan of Operations section on page 27 to clearly articulate your business plan. If your business plan entails selling off explored properties, discuss the stage in development of a property when you would seek to sell it.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 27

6. Please revise your Cash Requirements and Liquidity and Capital Resources sections to reconcile with your significant monetary requirements disclosed on pages 13 through 16. Your discussions should touch on both short-term and long-term needs. Given the significant amount of capital necessary to implement the next phases of exploration, please elaborate with respect to your plan to raise funds.

Plan of Operations, page 27

7. We note your response to our previous comment number 19 in our letter dated October 6, 2010 and are unable to locate the information pertaining to the government grant you have received from the Province of Newfoundland and Labrador. Please advise or revise.

Form 10-Q for the Six Months Ended June 30, 2010

Note 1 Summary of Significant Accounting Policies, page 7

8. We note your response to prior comment no. 25 in our letter dated October 6, 2010. As the Company has no legal rights, obligations, claims, contracts or understandings with the Canadian government allowing for the mineral acquisition, exploration and development of the property, it does not appear that the Company obtained or controlled any probable future economic benefit in its transaction with the Handcamp Division. As a result, please revise the disclosure and remove any reference or indication that the Company's principle asset is "property located in the South Brook area of the province of Newfoundland." See FASB Concept Statement No. 6.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3367 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Henry Nisser, Esq.
via facsimile: (212) 809-5449